

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2011

Via E-mail
Mr. C. Robert Campbell
Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th floor
Coral Gables, Florida 33134

> **RE:** **MasTec, Inc.**
> **Form 10-K for the Year ended December 31, 2010**
> **Filed February 23, 2011**
> **Form 10-Q for the Period ended September 30, 2011**
> **Filed November 3, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2011**
> **Form 8-K**
> **Filed November 4, 2011**
> **File No. 1-8106**

Dear Mr. Campbell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 40

1. Please help us better understand what your reporting units are and how you made this determination. You disclose on page 90 that you manage your business on a project basis. In this regard, it appears that your operating segments are each of your projects pursuant to

ASC 280-10-50-1 through 9. You disclose that your reporting units are one level below your reportable segments and that they sell and provide contracting services. This description of your reporting units does not indicate that they are the same as your operating segments, which appear to be your projects. Please advise. We remind you that a reporting unit for purposes of testing goodwill for impairment is an operating segment or one level below. Refer to ASC 350-20-35.

2. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
   o Identify the reporting unit;
   o The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
   o The amount of goodwill;
   o A description of the assumptions that drive the estimated fair value;
   o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
   o A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
   If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups including intangible assets for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like in future filings.

Revenue Recognition, page 37

3. Please disclose if you assume a profit component when recording revenue and costs related to unapproved change orders. If you assume a profit component, please tell us how you determined this method appropriate. Please show us in your supplemental response what the revisions will look like in future filings.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 55

4. Please have your auditors revise their report to more clearly indicate the periods being referred to in their report. The report currently states that they have audited the accompanying consolidated balance sheets as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the three years then ended. It is not clear which three years are being referred to in their report. In addition, they should clearly indicate that each year in this three year period was audited. Similar revisions should also be made to the third paragraph of the report. Please show us in your supplemental response what the revisions will look like in future filings.

Note 10. Debt

Debt Guarantees, page 86

5. Please disclose, if true, that you own 100% of each of the subsidiary guarantors. Refer to Rules 3-10(f)(1) and (h)(1) of Regulation S-X. Your disclosures indicate that there are some restrictions on your ability to obtain funds from subsidiaries. Please expand your disclosures to better explain these restrictions and how they could impact you. Please also address what consideration you gave to providing the disclosures required by Rule 4-08(e)(3) of Regulation S-X. Similarly, revise your disclosures elsewhere throughout the filing. Refer to note 1 to Rule 3-10(f) of Regulation S-X. In addition, the second sentence under this heading indicates your subsidiaries do not guarantee the notes. Please revise your disclosures accordingly. Please show us in your supplemental response what the revisions will look like in future filings.

Form 10-Q for the Period ended September 30, 2011

General

6. Please address the above comments in your interim filings as well, as applicable.

Consolidated Statements of Operations, page 3

7. Given that you do not allocate depreciation and amortization to cost of revenue, please tell us what consideration you gave to SAB Topic 11:B in determining it was appropriate to present gross profit. We remind you that SAB Topic 11:B states that depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Please revise your presentation accordingly. Please show us in your supplemental response what the revisions will look like in future filings.

Notes to the Financial Statements

Note 2. Earnings Per Share, page 8

8. Due to the optional cash settlement feature and your intent to settle the principal amount in
    cash, you determined the conversion shares underlying the outstanding principal amount of
    the new 4.0% and 4.25% notes are not required to be included in diluted shares. If your
    average stock price per share exceeds the $15.76 conversion price, the resulting amount, in
    shares, of the premium over the principal amount is included in diluted shares. Please help
    us better understand how you were able to overcome the presumption that the debt will be
    settled in common stock pursuant to ASC 260-10-45-45 though 47 and ASC 260-10-55-32
    through 36A, including the factors that you considered. Please also help us understand
    whether the terms of the new notes require you to issue premium shares in the event that that
    the average stock price exceeds the conversion price upon settlement.

Note 3. Acquisitions and Other Investments

EC Source, page 10

9. You arrived at an amount to be allocated to net assets acquired of $167.7 million; however,
    the net assets acquired under your purchase price allocation are only $134.1 million. Please
    help us understand why these amounts would be different.

Note 9. Debt

Senior Convertible Note Exchange, page 21

10. Please address the following in regards to your new 4.0% and 4.25% notes:
    - Please expand your disclosures to explain the terms of the conditional conversion features
      of the new 4.0% and 4.25% notes;
    - Please disclose how you accounted for the exchange of the notes pursuant to ASC 470-
      50. On page 31 of your Form S-4/A#3 filed on December 23, 2010, you indicated that
      you would not record any gain or loss on the exchange. Please help us understand how
      you made this determination by providing us with a summary of the analysis you
      performed pursuant to ASC 470-50-40;
    - Please help us better understand how you allocated amounts to the debt and equity
      components. In this regard, you separated the principal balance of the new notes between
      the fair value of the debt component and the fair value of the common stock conversion
      feature. Please help us understand how your methodology complies with ASC 470-20-
      30-27 which states that the carrying amount of the equity component shall be determined
      by deducting the fair value of the liability component from the initial proceeds ascribed to
      the convertible debt instrument as a whole;
    - Please tell us how you accounted for the transaction costs and correspondingly how your
      treatment complies with ASC 470-20-30-31; and

- Please provide all of the disclosures required by ASC 470-29-50-5 and 6, including the amount by which the if-converted value exceeds the principal amount.

Please show us in your supplemental response what the revisions will look like in future filings.

Management's Discussion and Analysis

Results of Operations, page 33

11. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your discussion of revenues for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, the factors which appear to have impacted revenues in addition to the impact of businesses acquired include the following:
   - Pricing discounts given on certain wireless projects that became effective in the first quarter of 2011;
   - A large pipeline project with El Paso Corporation as well as other pipeline projects in the various natural gas shale basins;
   - Strong project activity in the install-to-the-home and energy transmission markets;
   - Adverse weather conditions on certain pipeline projects; and
   - Lower levels of activity on renewable energy projects.

   Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification 501.04. Please show us in your supplemental response what the revisions will look like in future filings.

Exhibit 10.1 – Third Amended and Restated Loan and Security Agreement

12. We note that you have not filed the schedules and the exhibits to the credit agreement noted above. Please file a complete copy of the credit agreement, including all schedules and exhibits, with your next Exchange Act report.

Definitive Proxy Statement on Schedule 14A filed on March 23, 2011

Compensation Discussion and Analysis, page 12

Salary, page 12

13. It appears that the process undertaken in connection with the compensation committee's decision to increase CEO's salary constitutes benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. As such, to the extent that the CEO's salary is tied to a benchmark, please identify the benchmark and discuss where the CEO's salary falls with respect to the benchmark. Otherwise, with a view towards future disclosure, please discuss the findings of the compensation committee's competitive review process and how they influenced the committee's decision in increasing the CEO's salary by 30%.

14. Please tell us, and in future filings disclose the peer companies used by the compensation consultant in its review of the independent director compensation discussed on page 25, and describe how the competitive analysis influenced the compensation committee's decision in setting the independent director compensation.

Bonuses, page 13

15. You disclose that the 2010 bonuses were determined at the discretion of the compensation committee based upon the overall performance of the company and each executive. We note that the 2010 bonus amounts marked a significant increase over the bonus amounts paid in 2009. With a view towards future disclosure, please provide us with a comprehensive discussion of the elements of the company's performance and each named executive's individual performance taken in consideration by the compensation committee in determining the size of each named executive officer's cash bonus.

Equity Compensation, page 13

16. Please provide insight into the compensation committee's decision making process in determining the size of Mr. de Cardena's restricted stock award.

Certain Relationships and Related Transactions, page 30

Related Person Transactions, page 30

17. Please tell us why you have not disclosed the name of the customer you discuss in the third paragraph of your disclosure and the name of the third party from whom the company charters the aircraft. Refer to Item 404(a)(1) of Regulation S-K.

Form 8-K filed November 4, 2011

18. Please present and discuss your net income amounts with equal prominence to EBITDA. Refer to instruction 2 to Item 2.02 of the Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief